

Exhibit 99.2

Third-Quarter Financial Release – Discussion Material

22 October 2015

CATERPILLAR®

Forward Looking Statements

Certain statements in this presentation relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Caterpillar's actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global and regional economic conditions and economic conditions in the industries we serve; (ii) government monetary or fiscal policies and infrastructure spending; (iii) commodity price changes, component price increases, fluctuations in demand for our products or significant shortages of component products; (iv) disruptions or volatility in global financial markets limiting our sources of liquidity or the liquidity of our customers, dealers and suppliers; (v) political and economic risks, commercial instability and events beyond our control in the countries in which we operate; (vi) failure to maintain our credit ratings and potential resulting increases to our cost of borrowing and adverse effects on our cost of funds, liquidity, competitive position and access to capital markets; (vii) our Financial Products segment's risks associated with the financial services industry; (viii) changes in interest rates or market liquidity conditions; (ix) an increase in delinquencies, repossessions or net losses of Cat Financial's customers; (x) new regulations or changes in financial services regulations; (xi) a failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures or divestitures; (xii) international trade policies and their impact on demand for our products and our competitive position; (xiii) our ability to develop, produce and market quality products that meet our customers' needs; (xiv) the impact of the highly competitive environment in which we operate on our sales and pricing; (xv) failure to realize all of the anticipated benefits from initiatives to increase our productivity, efficiency and cash flow and to reduce costs; (xvi) additional restructuring costs or a failure to realize anticipated savings or benefits from past or future cost reduction actions; (xvii) inventory management decisions and sourcing practices of our dealers and our OEM customers; (xviii) compliance with environmental laws and regulations; (xix) alleged or actual violations of trade or anti-corruption laws and regulations; (xx) additional tax expense or exposure; (xxi) currency fluctuations; (xxii) our or Cat Financial's compliance with financial covenants; (xxiii) increased pension plan funding obligations; (xxiv) union disputes or other employee relations issues; (xxv) significant legal proceedings, claims, lawsuits or government investigations; (xxvi) changes in accounting standards; (xxvii) failure or breach of IT security; (xxviii) adverse effects of unexpected events including natural disasters; and (xxix) other factors described in more detail under "Item 1A. Risk Factors" in our Form 10-K filed with the SEC on February 17, 2015 for the year ended December 31, 2014.

As referenced in this presentation, our 2015 third quarter financial results contain a reconciliation of Non-GAAP financial information which can be found at the end of this presentation and on our website at www.caterpillar.com/earnings.

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Discussion

▶ **Third-Quarter Results / Outlook – Mike DeWalt**

▶ **Business Review – Doug Oberhelman**

    ✓ **Segments / Key Industries**

    ✓ **Actions / Progress**

Third-Quarter 2015 Financial Results

	3rd Quarter 2014		3rd Quarter 2015		Change	
Sales and Revenues	$	13.5 Billion	$	11.0 Billion	$	(2.5) Billion
Profit Per Share	$	1.63	$	0.62	$	(1.01)
Profit Per Share Excluding Restructuring Costs	$	1.72	$	0.75	$	(0.97)

Sales and Revenues

- Lower sales in all regions and for each segment

- Most significant decline in Energy & Transportation

- Price realization negative $60 million

Profit

- Lower sales volume was the primary reason for the decline in profit

- Significant unexpected items in the third quarter of 2015

  ✓ Adjustment to incentive compensation expense as a result of lowering the 2015 outlook reduced Q3 2015 operating costs by about $70 million, or about $0.09 per share.

  ✓ Currency translation losses on non US$ assets and liabilities and hedging losses combined were about $135 million, or about $0.17 per share in the quarter. Included in the *Other Income and Expense* line of the P&L, below *Operating Profit*.

2015 Outlook

Today's Outlook Update

Sales and Revenues	Top end about $48 Billion
Profit Per Share	About $3.70
Profit Per Share Excluding Restructuring	About $4.60

Updated profit outlook reflects:

- Lower sales and revenues than expected in July.
- About $0.17 per share of currency translation and hedging losses from the third quarter.
- Additional cost reduction and lower incentive compensation.
- Significantly higher restructuring costs.

Outlook from Second-Quarter Financial Release in July

Sales and Revenues	About $49 Billion
Profit Per Share	About $4.70
Profit Per Share Excluding Restructuring	About $5.00

In our September 24 release on restructuring, we updated the 2015 outlook for Sales and Revenues to about $48 billion.

Preliminary Outlook for 2016 Sales & Revenues

Expect 2016 to be down about 5% from 2015

4th consecutive down year

- Resource Industries expected to be down about 10% in 2016 … but from a very low base.

- Construction Industries flat to down 5% from 2015.

- Energy & Transportation down 5% to 10% ... mostly oil & gas, much of that a result of a higher backlog at the start of 2015.

Sales & Revenues Trend – 2012 Peak to 2016 Estimate



- Down about $20 billion from the peak … about 31%.

- Nearly 2/3 of the decline is from Resource Industries and mostly related to mining.

- About 10% of the decline is related to currency impacts from a stronger U.S. dollar.

Difficult operating environment driven largely by declines in Resource Industries – our most profitable segment in 2012.

Business Review – Key Industries

Resource Industries (Mining)

- Slower growth in developing countries – China in particular – due to weakened commodity prices.

- Customers have sufficient supply of equipment and have dramatically lowered CAPEX.

- Order rates for our mining products have declined since 2012.

- Our sales of mining equipment are far below reasonable replacement levels and below the levels of the financial crisis in 2009.

- **Cyclical, but an attractive business over the long term –** substantial aftermarket, fits our business model, declining ore grades mean more material moved over the long term, essential to global growth. We have the broadest product line in the business.

Order activity is not signaling improvement ... but, we have seen increasing machine utilization for trucks over the past 3 months.

Business Review – Key Industries

Energy & Transportation (Oil & Gas)

- Oil oversupply from production resurgence in the United States. Worldwide demand growing, but supply continues to outpace demand.

- Decline in oil prices and investment is impacting Caterpillar most in well servicing and drilling.

- Substantial order backlog at the end of 2014 supported first-half 2015 sales. That's behind us now, and second-half sales are lower. 2016 is expected to be more like the second half of 2015.

- Some decline expected in 2016 for turbines, but not as substantial as the impact on reciprocating engines used in drilling and well servicing – less than 10%.

- Caterpillar sales related to natural gas aren't down as much as oil. Gas compression in our turbine business expected to remain strong in 2016 with a supportive backlog.

- **Great long-term business, but cyclical**. Substantial aftermarket with critical service requirements fits the Caterpillar business model. Urbanization and a growing middle class in the developing world will continue to increase global energy demand.

Business Review – Key Industries

Energy & Transportation (Rail)

- We have been focused on growth and have built a substantial rail business over the past 10 years. We acquired Progress Rail and EMD as the cornerstones of our rail business.

- We've grown the business organically and through acquisition of smaller rail-related companies.

- We've improved and invested in the business … lowered costs and improved quality.

- 2015 locomotive sales are lower following the 2014 peak. Our Tier IV locomotive is on track for mid-2016 availability, and we have orders.

- **We think rail is a great long-term business.** High barriers to entry, long-life products with significant aftermarket and support required. Rail is a cost effective efficient way to move freight, and we believe it has good long-term growth potential and opportunity for us to grow internationally.

Business Review – Key Industries

Construction Industries

- North America – improvement in residential and non-residential construction this year … but mostly offset by impact of oil-related construction decline.

- Latin America – region is weak in general, and our 2015 equipment sales in Brazil are ~60% below 2014. We expect Brazil to remain in recession in 2016.

- Europe/Africa/Middle East – Europe stable to positive, but CIS is very weak, and the Middle East is suffering from political unrest and low oil prices.

- Asia/Pacific – the region is weak generally, particularly in China where the industry is near 10 year lows ... and below replacement demand levels.

- **Long term, we think construction has substantial room to grow across the globe** – it's regional but cyclical. All regions of the world are below prior peaks … some, substantially. Substantial infrastructure needs virtually everywhere ... including the United States. Better infrastructure is necessary for global growth over the long term.

Operational Progress

A tough business climate in our key industries … but

- We've improved our machine market position every year since 2010.

- We're managing costs to minimize the impact of lower volume. Our decremental operating profit pull through has been in our targeted range as sales have declined from the 2012 peak.

- Product quality has improved since 2010, and we've been on a 13-year safety improvement journey … we are an industry leader in safety.

- Our balance sheet is strong ... ME&T debt-to-capital ratio is currently 37.4%, and we have $6 billion in cash. At the end of 2008, debt-to-capital was 57.5%, and we had less than $3 billion of cash.

Operational Progress

A tough business climate in our key industries … but

- ME&T operating cash flow has been strong … 3 of our 4 best years in history have been since 2010.

- Since 2009, we've increased the quarterly dividend 83% and repurchased more than $8 billion of stock.

- The dividend is a priority for Caterpillar ... We've paid a quarterly dividend every quarter since 1933 and have increased the annual dividend every year for over 20 years. We did not reduce the dividend during the 2008 / 2009 financial crisis.

- Our captive finance company has a great business model and is healthy and strong. Key metrics are in line with long-term averages despite weakness in end markets over the past few years.

Taking Action

We have … and will continue to take action

- Given current industry weakness, we have sufficient … and in some cases too much capacity. That said, our factories are modern, working on Lean and are well positioned to handle more volume with cyclical recovery when it comes.

    – We expect CAPEX this year and in 2016 to be less than half of what it was in 2012.

    – We have already implemented substantial restructuring – 10% of our total production square footage has been consolidated or closed.

    – From the peak in 2012 our total workforce has declined more than 35,000.

    – These actions have generated substantial cost reduction.

Taking Action

We have … and will continue to take action

- Because of the extended downturn in sales … we announced substantial additional restructuring on September 24.

    - We expect about $1.5 billion of annual cost reduction by 2018 with about $750 million of that expected in 2016.

    - Reduction of 4,000-5,000 of our non-production workforce before the end of 2016 with most of that in the fourth quarter of 2015.

    - Workforce reduction of about 10,000 by the end of 2018.

    - About 20 additional facilities consolidated or closed by 2018.

Taking Action for the Future – Lean Journey

We are taking action focused on the long term

Caterpillar Inventory
Dollars



2010 2011 2012 2013 2014 2015 Sep

Down $4.5 billion from peak, flat turns

Cost
Gross Margin as a Percent of Sales

2010	2015 YTD
23.8%	24.4%

Improvement despite lower sales in mining and higher depreciation

Safety
Recordable Injury Frequency



2010 2011 2012 2013 2014 2015 YTD

Historical best Industry leader

Built In Quality
Defects per Machine



2010 2011 2012 2013 2014 2015

Historical Best Great Tier IV Performance

Taking Action for the Future

We are taking action focused on the long term

- We're executing *Across the Table* with our dealers ... to drive better performance between Caterpillar and our dealers ... better market position, service performance and value to our customers.

- We're investing in technology and data analytics ... both internally and with external partners. It's a priority even as we reduce costs across the company ... it's critical for the future.

Non-GAAP Financial Measures

We anticipate incurring significant restructuring costs in 2015. We believe it is important to separately quantify the profit per share impact of restructuring costs in order for our third-quarter 2015 results and the 2015 outlook to be meaningful to our readers. We have also provided third-quarter 2014 profit per share excluding restructuring costs comparable to the 2015 presentation. Reconciliation of profit per share excluding restructuring costs to the most directly comparable GAAP measure, profit per share, is as follows:

| | Third Quarter | | | | 2015 Outlook | | | |
	2014		2015		Previous[1]		Current[2]	
Profit per share...	$	1.63	$	0.62	$	4.70	$	3.70
Per share restructuring costs..............................	$	0.09	$	0.13	$	0.30	$	0.90
Profit per share excluding restructuring costs.........	$	1.72	$	0.75	$	5.00	$	4.60

[1] 2015 Outlook as of July 23, 2015. Sales and Revenues Outlook of about $49 billion.

[2] 2015 Outlook as of October 22, 2015. Sales and Revenues Outlook of about $48 billion.